SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 19, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated January 19, 2004, regarding Sony Ericsson 4th quarter report 2003.

Sony Corporation	Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa	SE-126 25 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan	Sweden

PRESS RELEASE	JANUARY 19, 2004

Sony Ericsson reports profit and continued growth in the fourth quarter

Tokyo and Stockholm, January 19 — Sony and Ericsson today announced the consolidated financial summary for the fourth quarter, ended December 31, 2003 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson. The company reported continued growth in sales and shipments in the fourth quarter. During the quarter the company started shipping a variety of new products to further enhance and diversify its product portfolio in the GSM and Japanese markets.

Units shipped in the quarter reached 8.0 million, which is 13% higher than the same period last year. Sales for the quarter were Euro 1,437 million, representing year-on-year increase of 16%. Income before taxes was Euro 46 million which includes restructuring charges of Euro 9 million, relating to the final phase of previously announced restructuring of the American CDMA business and the GSM development unit in Munich, Germany. Net income was Euro 43 million, which represents year-on-year improvements of Euro 112 million. This reflects the continued success of the T610 series, successful introduction of new products in Japan, and the launch of both high-end and entry-level phones for GSM markets.

In 2003, units shipped reached 27.2 million, which is 19% higher than previous year. Sales for the year were Euro 4,673 million, representing an increase of 12% compared to 2002. Income before taxes was Euro -130 million which includes restructuring charges of Euro 63 million. The strategic focus areas of GSM and Japanese standards posted a 50% and 15% year-on-year growth in shipments respectively.

“We are pleased to announce another quarter of profit and a strong second half of the year. Following restructuring in the first half of the year, we have established a more solid operational platform. 2003 has seen Sony Ericsson further establish itself as an innovative and exciting new brand. We are optimistic that we can build on the success of the second half of 2003 with exciting new products like the P900, T630, T230 and our first two clamshell phones, the Z600 and Z200, as well as innovative products for the Japanese market.” says Katsumi Ihara, President of Sony Ericsson.

	Q4 2002	Q3 2003	Q4 2003	2002	2003
Numbers of units shipped (million)	7.1	7.1	8.0	22.9	27.2
Sales (EURO m.)	1235	1305	1437	4176	4673
Income before taxes excl restructuring (EURO m.)	-77	39	46	-291	-130
Income before taxes (EURO m.)	-69	62	43	-241	-86

Sony Ericsson Mobile Communications AB offers mobile communications products for people who appreciate the possibilities of powerful technology. Established in 2001 by Telefonaktiebolaget LM Ericsson and Sony Corporation, the joint venture continues to build on the success of its two innovative parent companies. Sony Ericsson creates value for its operator customers by bringing new ways of using multimedia communications while mobile. The company’s management is based in London, and has 4,000 employees across the globe working on research, development, design, sales, marketing, distribution and support.

For further information, please visit: www.SonyEricsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham, Vice President +46 8 719 0000

Sony Investor Relations

Yukio Ozawa, Vice President (Tokyo) +81 3 5448 2180; or

Chris Hohman, Senior Manager (London) +44 20 7444 9711

Press/Media

Ericsson External Relations

Pia Gideon, Vice President +46 8 719 2864

Sony Corporate Communications

Kei Sakaguchi, General Manager (Tokyo) +81 3 5448 2200

Gerald Cavanagh, (Tokyo) +81 3 5448 2200

Georges Gerard, General Manager (London) +44 207 444 9722

Sony Ericsson Corporate Communications

Nina Eldh, Corporate Vice President +44 (0) 7774 125 638

Corporate Communications Dept. +44 208 762 5858

E-mail: info@SonyEricsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: January 19, 2004